MAJESTIC OIL & GAS, INC.


June 21, 2006

Mr. Scott Anderegg
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0408

Re:      Majestic Oil & Gas, Inc.
         Registration Statement on Form SB-2
         File No. 333-127813

Dear Mr. Anderegg:

We hereby request acceleration of the effectiveness of the above registration statement to Friday, June 23, 2006 at 12 p.m. noon, or such later time or date as is practical.

We hereby acknowledge that:

      o Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our previous acceleration request dated June 12, 2006 is withdrawn and replaced by this request.

Thank you for your consideration.



                                            Sincerely,

                                            /s/ Patrick Montalban

                                            Patrick Montalban, President